SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

November 24, 2004

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ..

QUEENSTON MINING AND KIRKLAND LAKE GOLD FORM JOINT VENTURE TO EXPLORE THE POTENTIAL WESTERN EXTENSION OF THE MAIN BREAK AND POSSIBLE NORTH-SOUTH STRUCTURES TO THE WEST OF THE MACASSA MINE

TORONTO, Canada, November 24, 2004…Queenston Mining Inc. (“Queenston”) (TSX-QMI) and Kirkland Lake Gold Inc (“KL Gold”) (TSX & AIM-KGI) are pleased to announce the formation of a 50%-50% joint venture on the Gracie West property located in the Kirkland Lake gold camp, Ontario. KL Gold, which is currently producing gold from the Macassa and Lake Shore Mines, and Queenston each hold large land packages in the camp over the major known geological structures.  The joint venture connects two exploration teams focused on the same goal of discovering new deposits in a proven mining district.

KL Gold is carrying out a three year $21 million exploration program targeting unexplored areas on its land holdings in the Kirkland Lake mining camp. Queenston is actively exploring its land holdings in the Kirkland Lake area, including the intervening ground between KL Gold’s land position and the new Joint Venture property.

“Between both Companies and this joint venture, more than 15 kilometres of potential strike length of the high grade Main Break is under control,” said Brian Hinchcliffe, CEO of KL Gold. “In addition, the success in north-south structure exploration greatly adds to the potential of the combined land holdings.” Charles Page, President of Queenston stated, “The formation of this joint venture allows a collaboration of explorationists targeting a key piece of ground in this historic camp”.

The 21 claim, 340 hectare, Gracie West property is located in the western portion of Teck Township, 3 kilometres east and along geological trend of KL Gold’s million ounce Macassa gold mine.  Under the terms of the joint venture, Queenston has converted its 20% net profits royalty on the original 13 claim Gracie West property to a 50% participating interest and contributed an additional 8 contiguous claims to form the combined property. KL Gold will be operator of the joint venture and incur the first $100,000 in exploration. Thereafter, expenditures will be shared on an equal basis. The Gracie West property covers a 2.5 km long, projection of the same gold corridor that hosts the Kirkland Lake Main Break to the east, which has historically produced approximately 24 million ounces of gold. In addition, the south portion of the property contains the west extension of the Amalgamated Break. Previous exploration on the property was limited to only shallow surface activity. New exploration on the property will target both east-west and north-south trending potential gold zones along the corridor employing ground geophysics, a geochemical survey, trenching and diamond drilling. These programs are scheduled to begin in early December. The Gracie West exploration program will be planned by a joint committee of KL Gold and Queenston professional geologists (qualified persons under NI 43-101) and performed using exploration best practices.

For further information contact:

Queenston Mining Inc.

            Kirkland Lake Gold Inc.

Charles E. Page, P. Geo.,

Brian Hinchcliffe, President

President and CEO

Phone: (705) 567-5208

Hugh D. Harbinson, Chairman

            Fax: (705) 568-6444

Phone: (416) 364-0001

            Email: bhinchcliffe@klgold.com

Fax: (416) 364-5098

Scott Koyich, Investor Relations

Email: info@queenston.ca

Phone: (403) 215-5979

Website: www.queenston.ca

Email: info@klgold.com

Website: www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange

has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	November 25, 2004	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer